FLEXSTEEL COMPLETES ACQUISITION OF DMI FURNITURE

DUBUQUE, Iowa, October 2, 2003 – Flexsteel Industries, Inc. (Nasdaq:FLXS) announced today that it completed its acquisition of DMI Furniture, Inc.

Bruce Lauritsen, President & Chief Executive Officer of Flexsteel Industries, Inc., stated that Flexsteel is thrilled to have Don Dreher, Chief Executive Officer of DMI Furniture, Inc., and the DMI team joining us. “We are excited about the future and the opportunities that this purchase affords both companies”, commented Lauritsen.

Flexsteel purchased approximately 4,737,372 shares, representing nearly 93.6%, of DMI’s outstanding common stock, for $3.30 per share in a cash tender offer. Following the tender offer, DMI merged with a subsidiary of Flexsteel and became a wholly owned subsidiary of Flexsteel. As a result of the merger, all remaining stockholders of DMI, other than stockholders who properly exercise dissenters’ rights under state law, will receive the same $3.30 per share in cash, without interest, that was paid in the tender offer.

DMI stockholders who hold their stock certificates will receive notice in the mail regarding the process to surrender their shares for the cash payment. DMI stockholders whose shares are held through banks or brokers will receive information about their holdings from those institutions.

Flexsteel was advised in the transaction by the firm of Braydon Partners of Chicago, Illinois.

A manufacturer of upholstered furniture, Flexsteel Industries, Inc. is headquartered in Dubuque, Iowa with additional factories in Lancaster, Pennsylvania; Riverside, California; Dublin, Georgia; Harrison, Arkansas; Starkville, Mississippi; and New Paris, Indiana.

DMI Furniture, Inc. is a Louisville, Kentucky based vertically integrated manufacturer, importer, and marketer of residential and commercial office furniture with four manufacturing plants and warehouses in Indiana and manufacturing sources in Asia and South America. DMI Furniture’s divisions are WYNWOOD, Homestyles and DMI Commercial Office Furniture.

CONTACT:    Flexsteel Industries, Inc., Dubuque, Iowa

Timothy E. Hall, Treasurer, 563-556-7734 x392